SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The Prudential Group Share Incentive Plan

The Prudential Group Share Incentive Plan (the "Plan") is an HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs).  Each month the Plan Trustee invests participants' contributions in the ordinary shares of the Company at the prevailing market price, which are held in the Plan Trust in accordance with the Plan Rules.

The Company was advised on 10 August 2015 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total beneficial interest	Number of shares held subject to performance conditions	Total interest in shares (% of issued share capital)
J Hunt	13	£15.065	110,648	328,881	439,529 (0.017%)
M McLintock	13	£15.065	209,355	126,185	335,540 (0.013%)
N Nicandrou	13	£15.065	264,208	359,046	623,254 (0.024%)
J Adams	12	£15.065	23	59,241	59,264 (0.002%)
M Coltman	13	£15.065	63,341	149,644	212,985 (0.008%)
J Foley	13	£15.065	217,599	409,988	627,587 (0.024%)
J Oliver	11	£15.065	14,122	34,624	48,746 (0.002%)
A Porter	12	£15.065	11,798	74,400	86,198 (0.003%)

The Prudential Corporation Asia All Employee Share Purchase Plan

The Prudential Corporation Asia All Employee Share Purchase Plan (the "Plan") is a share purchase plan available to all eligible employees in the region.  Every month the participants' contributions are used to purchase  ordinary shares of the Company at the prevailing market price, which are held in the Plan in accordance with the rule of the Plan.

The Company was advised on 10 August 2015 of the following purchase on behalf of:

PDMR	Shares purchased	Share price	Total beneficial interest	Number of shares held subject to performance conditions	Total interest in shares ( % of issued share capital)
T Wilkey	46	£15.01	152,607	393,950	546,557 (0.021%)

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, +44 (0) 20 7548 2027
Helen Archbold, Head of Corporate Secretariat, +44 (0) 20 7548 6901

Date of notification

11 August 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Helen Archbold

Helen Archbold
Head of Corporate Secretariat